ARTICLES OF AMENDMENT
EXHIBIT 3.1-1	STATE OF FLORIDA
SECRETARY OF STATE
DIVISION OF CORPORATIONS
Filed: 10-12-04

P01000038067

ARTICLES OF AMENDMENT TO THE
ARTICLES OF INCORPORATION
OF
Peer Review Mediation and Arbitration, Inc.

DESIGNATION OF THE PREFERENCES, LIMITATIONS, AND RELATIVE RIGHTS
CONVERTIBLE PREFERRED STOCK, SERIES II and SERIES III

Pursuant to Sections 607.0601 and 607.0602 of the
Florida Business Corporation Act

Article I. The name of this Corporation is:
Peer Review Mediation and Arbitration, Inc.

Article II. The Florida Secretary of State filed the Articles of Incorporation on April 16, 2001. Florida File Number: P01000038067.

Article III. Article 4 of the Articles of Incorporation is hereby deleted in its entirety and replaced by the following Article 4:
Article 4. This Corporation is authorized to issue FIFTY MILLION (50,000,000) shares of Capital Stock as follows:
4.1 Preferred Stock. Five Million (5,000,000) shares of Preferred Stock, subject to the following designations:
4.1-1. One Million (1,000,000) shares are hereby designated as:
Series I, $0.001 par value Convertible Preferred Stock
each share of which shall be exchangeable for three (3) shares of $0.001 par value Common Stock, without any further consideration required and upon such other terms and conditions as may be designated by the Board of Directors at or prior to their issuance, without further action of the Shareholders.
4.1-2. One Million (1,000,000) shares are hereby designated as:
Series II, $0.001 par value Convertible Preferred Stock
Each share of Series II Convertible Preferred Stock may be exchanged at any time after one year from the date of issuance, without further consideration, for One (1) share of the Issuer’s $0.001 par value Common Stock. Series II shares are not entitled to any dividends other than as may be declared from time to time by the board of directors; any such dividends would not be cumulative unless specifically deemed as such when declared by the board. If the board declares cash or stock dividends on the Common Stock of the Corporation the shares of Series II Convertible Preferred Stock ($0.001 par value) shall participate as if it had been exchanged for shares of Common Stock prior to the declaration of such dividends. Each Series II share has One vote in all actions properly brought for a vote by the shareholders. In the event of a partial or full liquidation and distribution of assets or pursuant to a voluntary or involuntary dissolution, Series II shares take precedence over and are senior to all subsequent issuances of Preferred stock and to all of the Common Stock of the Issuer, regardless of when such common shares were issued. Voting rights shall be equal to the number of shares of Common Stock into which these Series II shares are convertible.
4.1-3. One Million (1,000,000) shares are hereby designated as:

Series III, $0.001 par value Convertible Preferred Stock
Each share of Series III Convertible Preferred Stock may be exchanged at any time after issuance, without further consideration, for One (1) share of the Issuer’s $0.001 par value Common Stock. On the third anniversary of their Issuance Date, all Series III shares shall automatically convert to an equal number of Common shares ($0.001 par value) without further consideration. Series III shares are not entitled to any dividends other than as may be declared from time to time by the board of directors; any such dividends would not be cumulative unless specifically deemed as such when declared by the board. If the board declares cash or stock dividends on the Common Stock of the Corporation the shares of Series III Convertible Preferred Stock ($0.001 par value) shall participate as if it had been exchanged for shares of Common Stock prior to the declaration of such dividends. Each Series III share has One vote in all actions properly brought for a vote by the shareholders. In the event of a partial or full liquidation and distribution of assets or pursuant to a voluntary or involuntary dissolution, Series III shares take precedence over and are senior to all subsequent issuances of Preferred stock and to all of the Common Stock of the Issuer, regardless of when such common shares were issued. Voting rights shall be equal to the number of shares of Common Stock into which these Series III shares are convertible.
4.1-4. Two Million (2,000,000) shares of no par value Preferred Stock shall remain without designation; which shares may be issued on such terms and conditions as designated by the Board of Directors at or prior to their issuance, without further action of the Shareholders.

4.2 Common Stock. Forty-Five Million (45,000,000) shares of which shall be designated as Common Stock, having the par value of $0.001 per share.

Unless otherwise designated herein, all shares of Capital Stock issued by this Corporation shall have one vote in every matter submitted to the Shareholders.

Article IV. The Board of Directors unanimously adopted the foregoing Amendment on October 8, 2004 and it shall take effect upon the filing hereof by the Florida Secretary of State.

IN WITNESS WHEREOF, the undersigned has executed this Amendment to the Articles of Incorporation this 8th day of October 2004.

/S/ Willis B. Hale
Willis B. Hale, President